January 6, 2012

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attention:   Patrick Gilmore

Re:	Synchronoss Technologies, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
Filed March 4, 2011
Form 8-K/A filed October 1, 2010
Form 8-K filed November 1, 2011
File No. 000-52049

Dear Mr. Gilmore:

Synchronoss Technologies, Inc. (“SNCR”) is providing this letter in response to the December 2, 2011 letter to SNCR from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”).  For your convenience, we have repeated your comments in italicized print.  SNCR’s responses (the “Responses” and, each, a “Response”) are provided below for each comment.  The Responses below are based solely on the inquiry that SNCR has conducted and materials it has reviewed as of January 6, 2012 in response to the comments.

Part II

Form 10-K for the Fiscal Year Ended December 31, 2010

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Concentration of Credit Risk, page 53

1.                            We note that your top 5 customers accounted for 77% of accounts receivable as of December 31, 2010.  We further note that of the top 5 customers, only AT&T is separately disclosed as a significant customer based on its 62% share of your total revenues.  In light of its individual significance to your business, please tell us how you considered disclosing the amount of accounts receivable from AT&T.  Please refer to ASC 825-10-50-20.

RESPONSE TO COMMENT 1:

In considering disclosing the amount of accounts receivable from AT&T, we reviewed a number of qualitative and quantitative factors, including our collection history with AT&T, the aging of our AT&T invoices and AT&T’s financial condition.  Based on our evaluation of these factors, we concluded that AT&T’s creditworthiness was such that additional disclosure concerning the amount of accounts receivable from AT&T was not necessary, notwithstanding that we separately disclosed AT&T as a significant customer based on its share of our total revenues.

Segment Information, page 58

2.                            We note from disclosure on page 69 that you have significant income from operations before income taxes from sources outside of the United States.  Please tell us how you considered disclosing revenues and long-lived assets by country pursuant to ASC 280-10-50-41.

RESPONSE TO COMMENT 2:

The majority of our income from operations from sources outside of the United States were primarily related to our intercompany transfer pricing revenues.  Revenues from external customers and long-lived assets outside of the United States were less than 1% and 2%, respectively, of our total revenues and long-lived assets.  Therefore, pursuant to ASC 280-10-50-41, we did not believe it was necessary to disclose revenues and long-lived assets by country.

Note 9. Stock Plan, page 65

3.                            We note that for purposes of determining the fair value of stock option awards, you calculate estimated volatility based on historical information of similar public entities and you intend to use this approach until your historical volatility is relevant to measure expected volatility for future option grants.  Considering that your stock has been trading since June 2006, please explain why you do not consider your historical volatility to be relevant.  In this regard, please tell us how you considered ASC 718-10-55-25 which indicates that an entity might base expectations about future volatility on volatilities of similar entities when it has little, if any, historical information on the volatility of its own shares.

RESPONSE TO COMMENT 3:

Beginning in the first quarter of 2011, we began calculating the estimated volatility based on our historical volatility.  Pursuant to ASC 718-10-55-37(a), entities should consider historical volatility over a period generally commensurate with the expected or contractual term, as applicable, of its stock option grants.  In 2010, the expected term of our stock options exceeded the length of time our shares had been publicly traded. Therefore, we calculated estimated volatility based on historical information of similar public entities rather than our historical volatility.

Part III (Incorporated by reference from definitive proxy statement)

Compensation of Executive Officers

Compensation Discussion and Analysis

Elements of Compensation, page 17

4.                            You state that, in setting 2010 compensation, your compensation committee analyzed “various publicly available data and information” on the base salary and total compensation paid to executive officers at “various companies,” including your company’s peer group companies.  Please describe for us the “various publicly available data and information” considered, and how the analysis of this data and information affected each element of executive compensation.  In addition, please identify the “various companies” considered, and tell us the criteria used for determining which companies would be considered by your compensation committee.  See Item 402(b)(1)(v) of Regulation S-K.

RESPONSE TO COMMENT 4:

We respectfully advise the Staff that our references in the 2010 Form 10-K to the compensation committees analysis of “various publicly available data and information” are only intended to communicate our compensation committee’s process of considering limited publicly available market data in order to determine if the compensation structure of our named executive officers is materially out of line with that of our competitors.  We do not use formal benchmarking procedures.  In the past, our compensation committee has reviewed various publicly available executive compensation information, publicly available surveys and consultant reports based on the foregoing in order to better understand current trends in the amount and nature of compensation practices in our industry.  Although our compensation committee makes a comparison to such compensation materials, the compensation committee does not benchmark the compensation of our named officers against those named executive officers of our peer group.  Rather, our compensation committee uses the information on the compensation of named executive officers of our peer group generated by our compensation consultant as one of the items, in addition to how our company performed compared to such peer group and the individual’s contribution to the company in determining the compensation for our named executive officers.  We respectfully propose to address the Staff’s comments in the Company’s 2012 Proxy Statement and in other future filings requiring compensation disclosure by noting the nature and use of the compensation information reviewed by the compensation committee and by making it clear that we do not conduct a formal benchmarking process.

Annual Cash Incentive Bonus

Target Incentive Bonus Amounts, page 18

5.                            We note that you considered the target cash incentive bonus amounts of the executive officers at your peer group companies in deciding to increase the 2010 target incentive bonus for Mr.

Waldis from 65% of his base salary to 75%. In making the determination to increase Mr. Waldis’ target incentive bonus, please tell us whether you considered the performance of your peer group companies as it compares to your own. To the extent that you did consider the performance of your peer group companies, please describe for us how that consideration affected your decision to increase Mr. Waldis’ target bonus. 2010 Corporate Goals, page 18

RESPONSE TO COMMENT 5:

 As noted above, we respectfully advise the Staff that we do not use formal benchmarking procedures.  Our compensation committee did review the financial and market performance of our peer group companies, but such review did not affect its decision to increase the target bonus of Mr. Waldis  In determining Mr. Waldis’ 2010 target incentive bonus, the compensation committee reviewed the target incentive bonuses for our peer group companies with respect to their chief executive officers and determined that SNCR’s 2009 target incentive bonus for Mr. Waldis was not in line with that of its competitors.  As such, we determined that in order to remain competitive with recruiting and retaining executive talent, we needed to increase Mr. Waldis’ 2010 target bonus.  We respectfully propose to address the Staff’s comments in the Company’s 2012 Proxy Statement and in other future filings requiring disclosure relating to changes in the target incentive bonuses for our named executive officers.

2010 Corporate Goals, page 18

6.                            We note that you used “other non-GAAP financial measures” in addition to non-GAAP operating income and revenue as 2010 performance targets.  Please describe for us the “other non-GAAP financial measures” used and the role these non-GAAP financial measures played in determining the 2010 annual incentive bonus awards to your executive officers.

RESPONSE TO COMMENT 6:

As explained in our 2011 Proxy Statement, only our 2010 revenue and 2010 non-GAAP operating income as a percentage of revenue were used as performance targets under the corporate objectives of our executives’ cash incentive bonus compensation plan for 2010.  The reference in our 2011 Proxy Statement to “non-GAAP financial measures” was intended to clarify why we use non-GAAP rather than GAAP financial measures and in particular why we use non-GAAP operating income rather than GAAP operating income.  We also state in our 2011 Proxy Statement that we “use non-GAAP operating income and other non-GAAP financial measures internally in analyzing [our] financial results.” (Emphasis added.)  Such non-GAAP financial measures other than operating income include non-GAAP gross margin and gross profit which we use internally in reviewing our performance.

Part IV

Item 15. Exhibits and Financial Statement Schedules, page 79

7.                            Please provide your analysis as to why you have not filed a list of your subsidiaries pursuant to Item 601(b)(21) of Regulation S-K.

RESPONSE TO COMMENT 7:

We inadvertently failed to provide the list of our subsidiaries and will file the list required by Item 601(b)(21) of Regulation S-K with our Form 10-K for the fiscal year ending December 31, 2011.  For your reference, a copy of such list is attached hereto.

Form 8-K/A filed October 1, 2010

Exhibit 99.1

Report of Independent Auditors, page 3

8.                            We note that the auditor’s opinion related to “fusionOne Eesti ou” is based solely on the report of other auditors.  We further note that the reports of the other auditors on pages 4 and 5 relate to “Osaühing FusionOne Eesti.”  Please confirm that each of these audits were of the same subsidiary.  Please tell us which name is correct and revise to disclose the correct name of the subsidiary consistently in each of the audit reports.

RESPONSE TO COMMENT 8:

We hereby confirm that “fusionOne Eesti ou” and “Osaühing FusionOne Eesti” are the same subsidiary.  Both names are correct.  In Estonia, “OÜ” is a shortened version of “Osaühing” similar to “Inc.” being a shortened version of “Incorporated” in the United States.

Independent Auditor’s Report, page 5

9.                            We note that the independent auditor performed the audit in accordance with “international Standards on Auditing.”  Please note that Rule 2-02(b) of Regulation S-X, as clarified by Instruction 2 to Item 8.A.2 of Form 20-F, requires that financial statements, other than those required to be audited in accordance with the standards of the PCAOB (United States), must be audited in accordance with U.S. generally accepted auditing standards.  Since these financial statements do not meet this requirement, they are currently deficient.  Please amend the filing to include financial statements that comply with the above requirement. Additionally, please be advised of the following:

•                  Under the current circumstances you are not eligible to file Form S-3;

•                  Until you file compliant pre-acquisition audited financial statements of the acquired business for the time span required under S-X Rule 3-05, we will not declare effective any registration statements or post-effective amendments to registration statements;

•                  You should not make offerings under effective registration statements or under Rules 505 and 506 of Regulation D where any purchasers are not accredited investors under Rule 501(a) of that Regulation until the required audited financial statements are filed.  This restriction does not apply to (a) offerings or sales of securities upon the conversion of outstanding convertible securities or upon the exercise of outstanding warrants or rights; (b) dividend or interest reinvestment plans; (c) employee benefit plans;

(d) transactions involving secondary offerings; or (e) sales of securities pursuant to Rule 144; and

•                  Once you file consolidated audited financial statements that include the post-acquisition results of operations of the acquired business for an appropriate period, we will, at your request, consider accepting audited financial statements for a period of time less than that required by S-X Rule 3-05.  This request should be directed to CF-OCA in writing.

RESPONSE TO COMMENT 9:

We inadvertently filed the wrong independent auditor’s report for Osaühing FusionOne Eesti for the year ended December 31, 2008. The independent auditor did perform the audit in accordance with U.S. generally accepted auditing standards.  We respectfully advise the Staff that we will submit an amended filing that includes the correct independent auditor’s report.

Form 8-K filed November 1, 2011

Exhibit 99.1

10.                     We note your statement that “Non-GAAP gross profit for the third quarter of 2011 was $33.1 million, representing a non-GAAP gross margin of 56%.”  However, we are unable to locate reconciliations of these measures to comparable GAAP measures.  Please tell us how you considered the guidance of Instruction 2 to Item 2.02 of Form 8-K and Item 10(e)(1)(i)(B) of Regulation S-K.

RESPONSE TO COMMENT 10:

We inadvertently failed to include the reconciliation of our Non-GAAP gross margin for the third quarter 2011 to the comparable GAAP measure. We have included the reconciliation of non-GAAP gross margin for the third quarter of 2011 to the GAAP gross margin for the third quarter 2011 below. In addition, we respectfully advise the Staff that we will provide a reconciliation of Non-GAAP to GAAP gross margins in future filings.

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SYNCHRONOSS TECHNOLOGIES, INC.

Reconciliation of GAAP to Non-GAAP Financial Measures

(in thousands, except per share data)

(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2011	2010	2011	2010

Non-GAAP financial measures and reconciliation:

GAAP Revenue	$59,238	$44,456	$166,933	$116,738
Add: Deferred Revenue Write-Down	150	2,309	1,237	2,309
Non-GAAP Revenue	$59,388	$46,765	$168,170	$119,047

GAAP Revenue	$59,238	$44,456	$166,933	$116,738
Less: Cost of Services	27,781	22,983	78,270	59,638
GAAP Gross Margin	31,457	21,473	88,663	57,100
Add: Deferred revenue write-down	150	2,309	1,237	2,309
Add: Fair value stock-based compensation	1,416	1,063	3,673	2,819
Add: Deferred compensation expense - earn-out	105	4	350	4
Non-GAAP Gross Margin	$33,128	$24,849	$93,923	$62,232
Non-GAAP Gross Margin %	56%	53%	56%	52%

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* * * * *

Please do not hesitate to contact me at (908) 547-1239 if you have any questions or would like additional information regarding this matter.

Very truly yours,

/s/ Ronald J. Prague
Executive Vice President and General Counsel

Cc: Mr. Lawrence R. Irving

Exhibit 21

Subsidiaries of Synchronoss Technologies, Inc.

(as of February 28, 2011)

Subsidiary Name	Place of Incorporation of Organization
FusionOne, Inc.	Delaware
Wisor Telecom Corp.	Delaware
Synchronoss Technologies India Private Ltd.	India
Synchronoss Technologies Ireland Ltd.	Ireland

Pursuant to Item 601(b)(21)(ii) of Regulation S-K, the names of other subsidiaries of Synchronoss Technologies, Inc. are omitted because, considered in the aggregate, they would not constitute a significant subsidiary as of the end of the fiscal year covered by this Annual Report on Form 10-K.